Anikona Coffee Farm.mp4 (2m 35s)
2 speakers (Aniko S., Chris S.)

[0:00:20] Aniko S.: We're Aniko and Chris Somogyi. Welcome to Anikona Farm. We grow and produce and sell 100% Kona coffee here, all on our family farm in beautiful Holualoa, Hawaii. We love bringing a farm-to-cup experience to our customers with lots of love and Aloha.

[0:00:52] Chris S.: You may have heard that shade coffee is particularly delicious, so we're fortunate that around 1:00 or 3:00 or so every day, the clouds roll in over the mountain. While we can see Kona Town in the sunshine and the coast and the waves, up here on the mountainside, we enjoy a little awning of cloud, and a nice drenching for the coffee plants.

[0:01:40] Aniko S.: As part of the community, the Holualoa Kona Coffee Mill does a great job in helping us roast the freshest Kona coffee. They use a very special air roast. The roasters take good care in making sure that the quality of the coffee is ensured. At Anikona Farm, we're delighted to share our delicious, 100% Kona coffee, sent from our family to yours. [0:02:29]